Exhibit 17.02

Andrew Hidalgo

Chairman of the Board

H/Cell Energy Corporation

97 River Road

Flemington, NJ 08822

Dear Andy,

This letter is to confirm that I will be stepping down as a board member for H/Cell Energy Corporation effective April 1, 2017. I have enjoyed my time as a director and look forward to supporting the company in my continued role as Executive Vice President.

Best regards,

/s/ JAMES STRIZKI
James Strizki